TRANSAX INTERNATIONAL LIMITED
South Part 1-101
Nanshe Area, Pengnan Industrial Park
North Yingbinbei Road
Waisha Town, Longhu District
Shantou, Guangdong, China 515023

Telephone (86) 75483238888

July 31, 2012

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.   20549

Attention:             Max A. Webb, Assistant Director
Lyn Shenk, Accounting Branch Chief
Jeffrey Sears
J. Nolan McWilliams

Re:         Transax International Limited (the “Company”)
Amendment No. 2 to Form 8-K
Filed March 6, 2012
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 13, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 15, 2012
File No. 000-27845

Ladies and Gentlemen:

In furtherance to the telephone conversation with Messrs. Shenk and Sears on July 26, 2012, attached as Exhibit A and incorporated herein by such reference is a memorandum describing the Company’s reassessment of its revenue recognition policy and its conclusions as to how it is proposing to treat revenues for sales of toy products supplied to it by Universal Toys and revenues for sales of toy products supplied to it by other vendors.  We would appreciate the staff’s prompt review of the information.

Assuming that the staff has no additional comments to our conclusions, our Board of Directors will then formally make a determination to change the Company’s revenue recognition policy.  Within four business days of this determination, the Company will file an Item 4.02 8-K with respect to the non-reliance on the audited financial statements for the year ended December 31, 2011 contained in its Annual Report on Form 10-K and the non-reliance on its unaudited financial statements for the three months ended March 31, 2012 and 2011 contained in its Quarterly Report on Form 10-Q, both as previously filed with the Securities and Exchange Commission.  The new revenue recognition policy will be applied to the revenues for the three and six months ended June 30, 2012 and 2011 and the unaudited financial statements for those periods will appear in the Company’s Quarterly Report on Form 10-Q to be filed with the Securities and Exchange Commission within the time period prescribed.  As soon as possible after the filing of the second quarter 10-Q, the Company will file amendments to its 2011 Form 10-K and the first quarter 10-Q containing the restated financial statements.  The restatements will contain the revised cash flow statements pursuant to the Company’s responses to comments 7, 8, 9, 10 and 11 in its July 13, 2012 correspondence, as well as the following additional revisions:

1.           The proposed revised disclosure provided in response to comment 1 in our July 13, 2012 correspondence will be expanded to include the definition of “procurement services.”

2.           The Company will further clarify its disclosure in the amended reports regarding its inspection of orders prior to shipping in the instances when products are shipped directly from the supplier to the Company’s customers and its disclosure regarding the monitoring of quality control processes at manufacturers in instances when the products are obtained from toy distributors and not manufacturers.

3.           The Company will revise disclosure on page 22 of the 10-K and in the note on page F-7 and elsewhere as necessary to clarify that a majority of BT Brunei’s revenues were from OEM services.

4.           The balance sheets at December 31, 2011 and March 31, 2012 will be revised to reflect the preferred stock.

5.           Note 10 in the amended 10-K will contain additional disclosure of the aggregate amount of earnings for which there is no tax obligation because the earnings could be repatriated, even though there has been no repatriation.

Lastly, please be advised that the identities of the two parties in the email exchange which was included as part of Exhibit 1 to Mr. Schneider’s correspondence to the staff dated July 13, 2012 were Sweet Lin, an employee of the Company and a member of its Sales Team Two, and Salem Cem Aktas, a representative of Egem Oyuncak Ithalat Ihracat Ltd., the Company’s Turkish customer.  At the time of the email exchange, the customer’s representative was in China and at the Company’s offices finalizing the matters related to the subject order.  As a courtesy, and to facilitate communication by the representative through the use of the Company’s email system, the Company provided him with a temporary Company email address.  In the first email exchange, from the Company to the customer’s representative, the customer’s questions appear first in all caps and the Company’s responses appears beneath each question; the original email to the Company from the customer evidences the original questions.

We appreciate the staff’s time and assistance.

Sincerely,

/s/ Wei Lin
Wei Lin
Chief Executive Officer

cc:           Pearlman Schneider LLP
Sherb & Co., LLP

Exhibit A

Big Tree Toys Accounting Policy Memo

Revenue Recognition
Gross Revenue Reporting versus Net Revenue Reporting

BUSINESS OPERATIONS:

Transax International Limited (the “Company”) provides procurement services for international toy distributors and wholesalers, including identifying, evaluating, and engaging one or more local manufacturers, trading companies or distributors for the requested supply of toys, as well as original equipment manufacturing (“OEM”) services. The OEM services include engaging toy manufacturers directly or through other toy trading companies or distributors to either manufacture toys to specific specifications requested by our customers, or customize an existing toy product to meet our customer’s request such as through changes in mechanical functionality, appearance, physical dimension, and materials.

REVENUE RECOGNITION:

In accordance with  the Financial Accounting Standard Board's (FASB) Accounting Standard Codification (ASC) 605-45 Revenue Recognition – Principal Agent Considerations, the Company has accounted and reported all revenues from sales of toys on the gross reporting method. The Company has completed a reassessment of its revenue recognition policy and method of accounting and reporting sales revenues.  As a result of this reassessment, the Company has reached the view that all purchases of toys from Universal Toys and the Company's related sales of those toys should more properly be reported on a net reporting method. Similarly, all other purchases from other suppliers and distributors and their related sales meet the criteria for gross reporting.

The Company has reached this view after careful review of its customer relationship with Universal Toys and the manner sales of Universal Toys' purchases. The Company reviewed the purchases and sales for the year ended December 31, 2011 and the three months ended March 31, 2012, with the assistance of its auditors, and determined that the preferred method of reporting revenues from sales of toy products provided by Universal Toys should be on a net reporting basis given the criteria under the guidelines of ASC 605-45-45.  Revenues from sales of toy products provided by all other suppliers and distributors should be accounted on a gross reporting basis pursuant to ASC 605-45-45 and related implementation and illustrations under ASC 605-45-55-2.

The Company's position is that the net method of reporting applies to all transactions with Universal Toys based on the following criteria:

1.           Universal Toys is a related party, owned by the brother-in-law of the Company’s CEO, which limited the Company’s discretion in supplier selection under ASC 605-45-45-10.

2.           As of December 31, 2011, the Company recorded a low inventory level of $699, and Universal Toys accounted for 77.8% of the Company’s total purchases.

However, the Company believes the gross method of reporting applies to transactions with all other suppliers and distributors, which are unrelated third parties, based on the following criteria:

1.           The Company has discretion over supplier selection and physical inventory risk as the Company takes title to toy products. As of March 31, 2012, the Company recorded a high level of inventory in the amount of $522,661 on sales revenues of $6.3 million, and Universal Toys accounted for only 8.1% of total purchases while unrelated third parties accounted for the majority of total purchases.

2.           The Company has latitude in establishing its price for products sold. Within economic constraints, the Company determines its pricing with individual customers based on both the overall competition of the market and the specific customer’s historical purchase volume, credit record, and market segment. As a result, in the Company’s actual practice, gross margins for different customers vary from 7% to 12%. Therefore, the Company earns a variable amount in the transaction between the selling price negotiated with the customer and the amount paid to the supplier, pointing to gross reporting.

A - 1

3.           The Company has credit risk. The Company takes full credit risk of toy products sold but not paid by its customers yet. As of December 31, 2011 and March 31, 2012, the Company booked accounts receivable of $3.0 million and $4.0 million, respectively.

CONCLUSION:

Based on our analysis, the Company has determined to record its sales of toy products provided by Universal Toys on the net reporting method, while recording its sales of toy products provided by all the other suppliers on the gross reporting method. This means that all cost of purchases related to Universal Toys will be netted with the sales revenues generated by the sale of those toys, thus effectively achieving a net reporting amount which will then be included in our sales revenues in our statement of operations.

The Company will provide the following footnote disclosure on its Revenue Recognition Policy under Footnote No. 1 to the financial statements, as follows.

Revenue Recognition Policy and Presentation:

We follow the guidance of ASC 605, "Revenue Recognition,” and the Securities and Exchange Commission's Staff Accounting Bulletin (“SAB”) No. 104 and SAB Topic 13 for revenue recognition. In general, we record revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.

Revenues for our product sales are recognized when all four of the following criteria are met: (i) persuasive evidence of an arrangement exists through a formal purchase order or contract; (ii) delivery of the products has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable based on agreement between us and our customer; and (iv) collectability is reasonably assured. For any advance payments from customers, revenues are deferred until such a time when all the four criteria mentioned above are fully met.

In accordance with ASC 605-45-45, “Principal Considerations”, we report our revenues from sales of toys as follows:

Revenue Recognition (1)
Allocation of Revenues	Gross Method	Net Method	Total
Revenues, excluding net sales related to Universal Toys	$XXX		$XXX
Net Revenues from sales related to Universal Toys		$XXX	XXX
Total Revenues	$XXX	$XXX	$XXX

(1)           Revenues from Universal Toys are based on a net reporting because they do not meet the criteria for gross reporting pursuant to ASC 605-45-45.  This means that all cost of purchases from Universal Toys will be netted with the sales revenues generated by the sale of those toys. Universal Toys is a related party. All other revenues from sales are based on gross reporting pursuant to criteria outlined in ASC 605-45-45, as follows:

•	we are the primary obligor to provide the product or services desired by our customers;
•	we have latitude in establishing price;
•	we have credit risk – see Note __ for customer concentrations and credit risk;
•	we have inventory risk before the customer order is placed and upon customer return; and
•	we have discretion in supplier selection.

A - 2